Exhibit 12.1

Energen Corporation

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except for Ratios)

	6 Months Ended 6/30/11		6 Months Ended 06/30/10	Pro Forma 12 Months Ended 12/31/10	12 Months Ended 12/31/10	12 Months Ended 12/31/09	12 Months Ended 12/31/08	12 Months Ended 12/31/07	12 Months Ended 12/31/06
	Pro Forma
Earnings, as defined:

Income from continuing operations before provision for income taxes and cumulative effect of change in accounting principle	$242,804	$249,082	$270,540	$439,706	$457,797	$400,296	$514,958	$476,641	$428,553

Add:
Interest, net of amounts capitalized (1)	25,065	18,787	19,746	57,139	39,048	39,121	41,806	46,935	48,405
Appropriate portion of rent expense (1/3)*	3,217	3,217	3,113	6,190	6,190	7,176	7,134	6,071	5,282
Dividends on preferred stock of subsidiary	0	0	0	0	0	0	0	0	0

Total earnings, as defined	$271,086	$271,086	$293,399	$503,035	$503,035	$446,593	$563,898	$529,647	$482,240

Fixed charges, as defined:

Interest (1)	$25,145	$18,867	$19,804	$57,313	$39,222	$39,379	$41,981	$47,100	$48,652
Appropriate portion of rent expense (1/3)*	3,217	3,217	3,113	6,190	6,190	7,176	7,134	6,071	5,282
Dividends on preferred stock of subsidiary	0	0	0	0	0	0	0	0	0

Total fixed charges, as defined:	$28,362	$22,084	$22,917	$63,503	$45,412	$46,555	$49,115	$53,171	$53,934

Ratio of earnings to fixed charges	9.56	12.28	12.80	7.92	11.08	9.59	11.48	9.96	8.94

(1)	Includes amortization of debt discount and expense